Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 18, 2021 to Prospectus dated February 3, 2021

Registration No. 333-252048

DOMINION ENERGY SOUTH CAROLINA, INC.

FINAL TERM SHEET

November 18, 2021

2021 Series A 2.30% First Mortgage Bonds due 2031
Principal Amount:	$400,000,000

Expected Ratings* (Moody’s/S&P/Fitch):	A3 (positive outlook)/A (positive outlook)/A+ (stable outlook)

Trade Date:	November 18, 2021

Settlement Date (T+6**):	November 29, 2021

Final Maturity Date:	December 1, 2031

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	June 1, 2022

Optional Redemption:	Make Whole Call at T+15 bps prior to September 1, 2031; Par Call on or after September 1, 2031

Benchmark Treasury:	1.375% due November 15, 2031

Benchmark Treasury Yield:	1.587%

Spread to Benchmark Treasury:	+72 bps

Reoffer Yield:	2.307%

Coupon:	2.30%

Price to Public:	99.938% of the principal amount

Proceeds to the Company Before Expenses:	99.288% of the principal amount

CUSIP/ISIN:	25731 VAA2/US25731VAA26

Joint Book-Running Managers:	Goldman Sachs & Co. LLC, U.S. Bancorp Investments, Inc. and Capital One Securities, Inc.

Co-Manager:	Drexel Hamilton, LLC

The issuer has filed a registration statement (including a base prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated November 18, 2021, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling:

Goldman Sachs & Co. LLC	1-866-471-2526 (toll-free)
U.S. Bancorp Investments, Inc.	1-877-558-2607 (toll-free)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Bonds will be made against payment for the Bonds on the Settlement Date, which will be the sixth business day following the date of this final term sheet (this settlement cycle being referred to as “T+6”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Bonds on the date of this final term sheet or the next succeeding three business days will be required, by virtue of the fact that the Bonds initially will settle in T+6, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisors.